Devago, Inc.

Calle Dr. Heriberto Nunez #11A

Edificio Apt. 104

Dominican Republic

March 16, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:          Devago, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 2, 2015

File No. 333-201319

Dear Matthew Crispino:

I write on behalf of Devago, Inc., (the “Company”) in response to Staff’s oral comments dated March 2, 2015 regarding the above-referenced Registration Statement on Form S-1, filed on March 2, 2015.

The Company modified the Use of Proceeds section in Amendment No. 3 to clearly indicate that Offerings Expenses are subtracted from Gross Proceeds to result in Net Proceeds.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Jose Armando Acosta Crespo

Jose Armando Acosta Crespo

Enclosures:

Acknowledgment by the Company